# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Corebridge Financial, Inc., CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 04/08/2026
Filed by CIK 0000905591
Persons authorized to receive notices and communications: Yohei Miyanaga, Nippon Life Insurance Company, 3-5-12 Imabashi, Chuo-ku, Osaka, Japan (M0), 541-8501, 1-332-250-4819

## Reporting persons
- Nippon Life Insurance Company (CIK 0000905591): type of reporting person: other (OO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 121,992,454; shared voting power 0; sole dispositive power 121,992,454; shared dispositive power 0; aggregate amount beneficially owned 121,992,454 (26.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Corebridge Financial, Inc.
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the following.

VOTING AND SUPPORT AGREEMENT

On April 8, 2026, Equitable Holdings, Inc. ("Equitable"), the Issuer, and the Reporting Person entered into a voting and support agreement (the "Voting and Support Agreement"), in connection with the previously announced Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 26, 2026, by and among the Issuer, Equitable, Mountain Holding, Inc., a newly formed Delaware corporation and wholly owned subsidiary of the Issuer ("HoldCo"), Palisade Holding, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of HoldCo, and Marcy Holding, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of HoldCo.

The Voting and Support Agreement requires that the Reporting Person, subject to certain limited qualifications, vote Covered Stock in favor of, and take certain other actions (or not take certain other actions, as applicable) in furtherance of, the transactions contemplated by the Merger Agreement. As used herein, Covered Stock means the number of shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock") that the Reporting Person (a) owns of record and/or beneficially (within the meaning of Rule 13d-3 under the Exchange Act of 1934) on the record date of the Issuer's special stockholder meeting at which the transactions contemplated by the Merger Agreement will be considered and (b) has the right and ability to vote (or to direct the vote of) on the Covered Proposals (as defined in the Voting and Support Agreement) on the record date of such Issuer special stockholder meeting. The Reporting Person has also agreed in the Voting and Support Agreement not to transfer any Covered Stock prior to the approval of the Merger Agreement by the Issuer's stockholders, subject to certain exceptions.

The Voting and Support Agreement contains a covenant that obligates the Reporting Person to use its reasonable best efforts to obtain regulatory and governmental approvals in furtherance of the transactions contemplated by the Merger Agreement. In connection therewith, the Reporting Person is obligated to keep the Issuer and Equitable apprised of any substantive communication with regulators and the status of such regulatory and governmental approvals.

In addition, the Voting and Support Agreement provides that, at the closing of the transactions contemplated by the Merger Agreement, HoldCo and the Reporting Person will enter into (a) a Stockholder's Agreement (the "New Stockholder's Agreement") and (b) a Registration Rights Agreement (the "New Registration Rights Agreement"), in each case, substantially in the form attached to the Voting and Support Agreement. Upon the entry into such agreements (as applicable), the Stockholder's Agreement, dated as of December 9, 2024, by and between the Reporting Person and the Issuer (the "Existing Stockholder's Agreement") will automatically terminate (in accordance with its terms) and the Registration Rights Assignment Agreement, dated as of December 9, 2024, by and between the Reporting Person, the Issuer and the other parties thereto (the "Existing Registration Rights Agreement") will automatically terminate (in accordance with its terms). The terms and conditions of the New Stockholder's Agreement and the New Registration Rights Agreement are substantially similar to the terms of the Existing Stockholder's Agreement and the Existing Registration Rights Agreement, respectively.

The Voting and Support Agreement will terminate upon the earlier of the closing of the transactions contemplated by the Merger Agreement, the termination of the Merger Agreement in accordance with its terms and certain other specified events.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated by the following.

The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.

The amount of securities beneficially owned includes 121,956,256 shares of Common Stock held of record by the Reporting Person and 36,198 shares of Common Stock held of record by Nissay Asset Management Corporation ("NAMC"), a direct wholly owned subsidiary of the Reporting Person, which the Reporting Person may be deemed to beneficially own.

Based on a total of 456,727,266 shares of Common Stock outstanding as of March 23, 2026, as provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the Common Stock during the past 60 days other than on February 27, 2026, when NAMC acquired 33 shares of Common Stock in the open market at a price per share of $25.84, and disposed of 573 shares of Common Stock in the open market at a price per share of $25.84.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the following:

Item 4 summarizes certain provisions of the Voting and Support Agreement and is incorporated herein by reference. A copy of the Voting and Support Agreement is attached as an exhibit to this Schedule 13D, and incorporated by reference herein.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the following.

5 Voting and Support Agreement, dated as of April 8, 2026, by and among Equitable Holdings, Inc., Corebridge Financial, Inc., and Nippon Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 8, 2026).

## Signatures
- Nippon Life Insurance Company: /s/ Yohei Miyanaga, Yohei Miyanaga, General Manager (04/09/2026)